EXHIBIT 1.02

CONFLICT MINERALS REPORT OF

SUPREME INDUSTRIES, INC.

IN ACCORDANCE WITH RULE 13p-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE REPORTING PERIOD FROM

JANUARY 1 TO DECEMBER 31, 2013

I.             Introduction

This is the Conflict minerals(1) Report of Supreme Industries, Inc. (“Supreme”, the “Company,” “we,” “us,” or “our”) prepared for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Act”).  Numerous terms in this Report are defined in Rule 13p-1 of the Act and Form SD and the reader is referred to those sources and also to Release No. 34-67716 (August 22, 2012) of the Act (the “Adopting Release”) for such definitions.

In accordance with Rule 13p-1, we have begun efforts to determine whether the necessary conflict minerals in our products were sourced from the Democratic Republic of the Congo or a country that shares an internationally recognized border with it (each, a “Covered Country” and collectively, the “Covered Countries”).  The Company designed its efforts in conformity with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2) (“OECD Due Diligence Guidance”) and related Supplements.

The statements below are based on the information available at the time of this filing.

II.            Design of Due Diligence Measures

The Company designed its overall conflict minerals program based on the five-step framework of the OECD Due Diligence Guidance, the Supplement on Tin, Tantalum, and Tungsten, and the Supplement on Gold.

(1) The term “conflict mineral” is defined in Form SD as (i) columbite-tantalite (coltan), cassiterite, gold, wolfamite, or their derivatives , which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Covered Countries; or (ii) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Covered Countries.

(2) OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing. http://dx.doi.org/10.1787/9789264185050-en

Supreme’s implementation of the five step framework consists of the following overarching steps which are discussed in further detail in Section III.

Step 1:	Establish strong company management systems
Step 2:	Identify and assess risks in the supply chain
Step 3:	Design and implement a strategy to respond to identified risks
Step 4:	Review independent third-party audit of smelter/refiner’s due diligence practices
Step 5:	Report annually on supply chain due diligence.

We will be relying upon third-party initiatives that provide verification processes for conflict-free minerals from smelters or refiners who may provide those minerals to companies in our supply chain.  The Company, as a purchaser of component parts, is many steps removed from the mining of conflict minerals; the Company does not purchase raw ore or unrefined conflict minerals, and conducts no purchasing activities directly in the Covered Countries.

III.          Due Diligence Measures

The following describes the measures being taken to reasonably determine the country of origin and to exercise due diligence in the mineral supply chain in conformance with the OECD Due Diligence Guidance.

Step 1: Establish strong company management systems

a.        Conflict Minerals Policy — Supreme adopted and published a policy establishing the expectations of our suppliers with respect to Conflict Minerals.  The policy can be found on our website at “www.supremeind.com.”  It will be periodically reviewed and will be updated, if necessary.

b.        Company level grievance mechanism — As recommended by the OECD Due Diligence Guidance, Supreme has established a grievance mechanism as a risk-awareness system for conflict minerals issues.  All Supreme employees and suppliers can communicate directly and confidentially with our general counsel’s office.

Step 2: Identify and assess risks in the supply chain

The following steps are part of our risk assessment process:

a.              Identify products in scope — Our internal cross-functional conflict minerals team reviewed the products that are manufactured to determine those that should be deemed in-scope as described by the Adopting Release.

b.              Conduct Reasonable Country of Origin Inquiry (“RCOI”) — Supreme uses the industry-developed EICC-GeSI Conflict Minerals Reporting Template (“CMRT”) to query our suppliers. We request this information from our suppliers who provide material and components that are within the scope of the Adopting Release. We will evaluate the responses from the templates submitted by our suppliers to determine our future reporting obligation based on this RCOI.

c.               Identify smelters/processors — Supreme’s sourcing personnel will collect a list of smelters/processors that are in our supply chain by utilizing the CMRT and other industry recognized methods/systems that may evolve.

Step 3: Design and implement a strategy to respond to identified risks

The following steps are part of our risk management plan:

a.              Validate Responses — review the responses from our suppliers to determine that they are complete and provide the information necessary to identify the content and origin of minerals in our products.

b.              Verify Smelters — As part of the risk mitigation process compare the list of smelters/processors collected from suppliers and compare it to the conflict-free smelter lists published by the Conflict-Free Sourcing Initiative (“CFSI”).

c.               Provide progress reports to our senior management summarizing our risk mitigation efforts.

Step 4: Review independent third-party audit of smelter/refiner’s due diligence practices

Supreme’s process is to rely on the CFSI’s published lists to verify the conflict-free status of smelters/processors that source from Covered Countries.

Step 5: Report annually on supply chain due diligence

Based on our due diligence efforts to date, we have determined that our products are DRC conflict undeterminable at this time.  Accordingly, this Conflict Minerals Report has been filed with the SEC and is available on our website at www.supremeind.com.

IV.          Product Description

Products — Supreme Industries, Inc., is a leading manufacturer of specialized commercial vehicles including truck bodies, Trolleys, Armored and other commercial vehicles. Based in Goshen, Ind., the Company has vertically integrated operations nationwide — six manufacturing facilities and one service and distribution center — positioned at strategic locations to serve the major geographic markets.

V.            Product Determination

On the basis of the measures described above, the Company has determined that all of our products manufactured from January 1, 2013 through December 31, 2013 are considered to be DRC conflict undeterminable.  The Company is making this determination because it does not have sufficient information from suppliers or other sources at this time to conclude otherwise.

VI.          Future Due Diligence

We will continue to communicate our expectations and information requirements to our direct suppliers.  We will also continue to monitor changes in circumstances that may impact the facts or our determination.  Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge.  We will continue to make inquiries to our direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified.  We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

In addition to those above, the Company will undertake the following steps during the next compliance period:

•                                          Continue to collect responses from suppliers using tools such as the CMRT.

•                                          Compare and validate RCOI results to information collected via independent conflict-free smelter validation programs such as the CFSI.

•                                          Inform and encourage suppliers to transition to smelters identified by the due diligence process as “conflict-free” by an independent audit program such as the CFSI.

•                                          Continue to allow verified conflict-free material from the region to enter our supply chain.

VII.         Independent Private Sector Audit

Not required for calendar year 2013.